
NEW LAUNCH
DATE
coming soon
Begins on Wefunder
www.padabuild.com

padabuild ...

padabuild Update: New Launch Date Coming Soon

We want to thank you for your continued interest in Pada Build's upcoming crowdfunding campaign. While we've been eagerly anticipating the launch date of 11/25, unforeseen circumstances have required us to postpone.

We sincerely apologize for any confusion this may have caused and appreciate your understanding. Rest assured, we're working diligently to finalize a new launch date, which we will share as soon as it's confirmed.

Your support means everything to us as we work to bring more accessible housing options to our communities. Thank you for standing with us.

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One more week!
Nov 25th
Check out our website
Learn more about our upcoming fundraiser, the history of Pada Build, and our incredible team.
Subscribe to our e-newsletter
Get weekly updates about Pada Build, learn more about crowdfunding, and read more personalized messages from our founder.
Follow us on social
More info at: www.padabuild.com

padabuild

padabuild Can you even believe it? We are only 1 week away from launch day. Let the countdown begin!

Link in our bio:
https://padabuild.com/november-fundraise

#realestateinvesting
#realestate
#accessiblehousing
#attainablehousing
#housingfundraising
#fundraising

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COMING
SOON
MONDAY, NOVEMBER 25

padabuild
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padabuild Launch day is coming soon! Don't miss out on a special video message from our founder, Tony. For now, go check out our fundraise page for weekly updates! https://padabuild.com/november-fundraise

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MARK YOUR CALENDAR
11 25 24
Fundraising Begins on Wefunder
www.padabuild.com

padabuild ...

padabuild Mark your calendars! Pada Build's Wefunder campaign is launching November 25.

As we prepare for our crowdfunding campaign, we're excited to invite you to explore this unique opportunity to invest in Pada Build's vision. Whether you're passionate about real estate, interested in supporting innovative startups, or simply looking for new ways to grow your investment portfolio, your participation can make a meaningful impact.

Help make homeownership a reality for others! Head to our website www.padabuild.com/november-fund-raise to sign up for updates.

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Be a Part of Our Mission
Crowdfunding
coming soon
Become a Part of Our Mission: To build starter homes for first time buyers. It began in Hawaii and we're now expanding in Northern Nevada.
Pada
padabuild.com

padabuild
Reno, Nevada

padabuild Crowdfunding Starts Soon! Become a Part of Our Mission - to build starter homes for first time buyers. It began in Hawaii and we're now expanding in Northern Nevada.

We're excited to announce that our crowdfunding campaign will be launching soon! This is your chance to be part of something big —help us build the future of Pada Build together. Stay tuned for more details on how you can invest and grow with us.

Head over to PadaBuild.com and subscribe to our newsletter and be the first to know when we go live!

#Crowdfunding
#StarterHomes
#InvestInRealEstate
#PadaBuild

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Redefine the Future of Homeownership with Pada Build

Tue, Oct 1, 2024 at 5:07 AM

Pada Build

Progress Update: Building the Engine for Future Success

We hope you found our initial message on our mission to revolutionize starter homes insightful. Today, we're excited to share our progress and spotlight an upcoming opportunity for you to become a vital part of Pada Build's journey.

Since launching our initiative to "Build the Engine" in 2024, we've been hard at work laying the foundation for a stronger, more agile company. Our team has grown from one to five dedicated members, and we're continuing to build the infrastructure that will drive our success in 2025 and beyond.

Reach Out

Meet Devyn!

"I received my MBA and BS in Marketing and Management from Oklahoma State University. I've worked in a variety of industries and roles each giving me unique skills that help me in my role at Pada Build. I predominantly help Tony with administrative tasks for Pada Build and his other companies but also help with some personal tasks from time to time.



My husband, Phillip, is an officer in the USMC, and we have one daughter, Diana. We live in Maryland with our two dogs, Maverick and Jax, and our cat, Siren. We are both gamers, but I love a good book and cup of tea." - Devyn

Crowdfunding Campaign: Your Chance to Invest in the Future

Our biggest news? We're gearing up to launch our crowdfunding campaign on WeFunder, where you'll soon have the opportunity to invest directly in Pada Build. This isn't just about funding our projects—it's about being a part of a movement to make homeownership accessible to more Americans. With your support, we can scale faster, innovate further, and bring our vision to life.

Where We Stand Now:

- Team Expansion: Our growing team is bringing in the expertise needed to streamline operations and increase our speed to market.
- Strategic Planning: We're finalizing strategies for hiring key personnel and acquiring the essential tools and resources needed to build efficiently. A significant part of our plan involves our upcoming crowdfunding campaign, which will empower us to execute these strategies faster and more effectively.

What's Next:

Our immediate target is to raise $500,000 through this campaign. These funds will accelerate our efforts to build 100 homes by 2027. With your investment, we can make a meaningful impact, creating lasting value for both our community and our investors.

Stay tuned for more details on how you can participate in our WeFunder campaign. Together, we can reshape the future of homeownership.

Thank you for your continued interest and support. If you have any questions or would like to discuss investment opportunities, please don't hesitate to reach out.



Share your ideas

We welcome any ideas or support you may have - please don't hesitate to reach out if you'd like to get involved. Additionally, we encourage you to share this email with anyone who may be interested in this opportunity. Your support and referrals are greatly appreciated.

Tony Padavich - Founder

Reach Out

Invest in Pada Build: Crowdfunding Campaign Details
1 message

Pada Build

At Pada Build, we're committed not only to making homeownership a possibility but also giving you the opportunity to explore new investment avenues! As we gear up for our WeFunder crowdfunding campaign, we want to share the key regulations that now allow everyday investors to access opportunities once reserved for venture capitalists.

This email will break down Regulation Crowdfunding: how it works, why it matters, and how you can be part of the next wave of growth.

Understanding Regulation Crowdfunding

Regulation CF (Crowdfunding) was enacted as part of the JOBS Act in 2012 and took effect on March 16, 2016. Before this regulation, most Americans could only invest in public stocks, bonds, or direct real estate purchases, excluding private investments like startups.

This limitation forced startups to seek capital solely from wealthy individuals and venture capital firms, often resulting in founders losing significant ownership stakes and control in their businesses.

Regulation CF aims to democratize private investing by opening the market to the general public. This not only allows founders to retain more equity in exchange for capital but also gives everyday Americans access to potentially lucrative investment opportunities. All startups raising funds through Regulation CF must do so via regulated brokerage portals, such as WeFunder or GoFundMe, ensuring compliance through financial reviews and the submission of Form C to maintain transparency and protect investors.

Pada Build's Fundraise Details

Get to know SoFla Prime Consulting

SoFla Prime Consulting offers fractional CFO services, providing a full financial department at a part-time rate. This allows smaller companies to access the same financial expertise and resources that large corporations enjoy. Jeff and Doug serve as my CFOs, bringing a wealth of experience and a dedicated team. They've already helped me with project modeling, forecasting for our crowdfunding raise, and have guided me through key financial decisions. One of the main reasons I chose them is their extensive experience in real estate, which aligns perfectly with Pada Build's business needs.

SoFla Prime Consulting

WeFunder

At Pada Build, we're excited to utilize WeFunder to strengthen the business foundation of our company. This crowdfunding platform will enable us to raise essential funds for operational growth and strategic initiatives from everyday investors, like you! Getting involved is easier than you might think.

What is WeFunder?
WeFunder is a crowdfunding platform that allows individuals to invest in startups and small businesses with a minimum investment of $100. Investors receive equity, updates, and opportunities to contribute to the company. Since these are young businesses, unlike well-established public companies, they're still finding their place in the market, which naturally carries some risk as they develop.

History of WeFunder
Founded in 2012, WeFunder was established to democratize startup investing, which was previously

limited to accredited investors and venture capitalists. Its founders lobbied for legal changes, resulting in the 2021 reform of the JOBS Act, allowing anyone to invest in startups.

As we prepare for our crowdfunding campaign, we're excited to invite you to explore this unique opportunity to invest in Pada Build's vision. Whether you're passionate about real estate, interested in supporting innovative startups, or looking for new ways to grow your investment portfolio, your participation can make a meaningful impact.

Thank you for being part of this journey with us!

Explore Opportunities with Pada Build



Share your ideas

We welcome any ideas or support you may have - please don't hesitate to reach out if you'd like to get involved. Additionally, we encourage you to share this email with anyone who may be interested in this opportunity. Your support and referrals are greatly appreciated.

Tony Padavich - Founder

Reach Out

Countdown to Pada Build's Fundraiser!

1 message

Pada Build

COUNTDOWN TO PADA BUILD'S FUNDRAISER!

Own Shares of Pada Build through Regulation Crowdfunding

We're getting close to launch day, and we're thrilled to invite you to join us in building Pada Build's future. Whether you're passionate about real estate, supporting startups, or expanding your investment portfolio, your participation can make a meaningful difference.


6 DAYS!
11 25 24
Fundraising Begins on Wefunder
www.padabuild.com

Fundraise Details


Meet Aubrey!
Certified Public Accountant
"I am a proud CPA MOMS franchise owner with over 20 years of experience in public accounting. I specialize in real estate, nonprofit organizations, and high-net-worth individuals. I have partnered with Pada Build and provide them with expert tax preparation, planning, and consulting services.
When I am not spending time with my family, I enjoy working out to train for obstacle course races and volunteering."

A Big Thank You!

As Thanksgiving approaches, we want to extend our heartfelt thanks to each of you who have shown your support for Pada Build. Whether you've already contributed or are considering joining us, your belief in our mission makes all the difference.

Thank you for standing with us as we work to bring more quality, accessible housing options to our communities. We couldn't do it without generous supporters like you.

Wishing you and your loved ones a wonderful Thanksgiving!

With gratitude,
Tony and the Pada Build Team

Explore Pada Build



Share your ideas

We welcome any ideas or support you may have - please don't hesitate to reach out if you'd like to get involved. Additionally, we encourage you to share this email with anyone who may be interested in this opportunity. Your support and referrals are greatly appreciated.

Tony Padavich - Founder

Reach Out

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.